SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERVOICE, INC.
(Name of Subject Company)

INTERVOICE, INC.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(including associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
461142101
(CUSIP Number of Class of Securities)

Office of the General Counsel
Intervoice, Inc.
17811 Waterview Parkway
Dallas, TX 75252
(972) 454-8708
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Morrison, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue
Suite 2800
Dallas, TX 75201
(214) 855-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Convergys Corporation
Convergys/Dialog Financial Analysts’ Conference Call
Speaking Notes for
Wednesday, July 16, 2008 at 9:00 AED
REQUIRED LEGAL DISCLOSURES
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning its business and operations that are based on management’s current beliefs. All statements other than statements of historical fact in this communication are forward-looking statements. Readers are cautioned to read the risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission, including without limitation, the risks and uncertainties set forth under Item 1A “Risk Factors” in the Company’s Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q. There are also risks associated with the transaction with Convergys announced on July 16, 2008. These factors include, but are not limited to, the timing and completion of an all cash tender offer for the outstanding shares of the Company; the ability to complete the tender offer and subsequent merger on the terms contemplated; the anticipated impact of the acquisition on the Company’s operations and financial results and risks that the proposed transaction disrupts current plans and operations of the Company. Further information concerning those risks will be included in the Company’s filings with the Securities and Exchange Commission in response to the tender offer. Intervoice cautions current and potential investors that such risks and uncertainties could result in material differences from the forward-looking statements in this communication, and investors should not place reliance on forward-looking statements as a prediction of future results. We undertake no obligation to update or revise any forward-looking statement.
Bob Ritchey, CEO, Dialog
     Thank you, David
     I am very pleased to be here with David to discuss today’s big news – as you know by now, Intervoice and Convergys announced early this morning that we have entered into a definitive agreement under which Intervoice will be acquired by Convergys. While Intervoice has performed well independently for 25 years, this proposed transaction will create significant value for our shareholders and expanded opportunities for our employees and equally important, it will support our valued customers and help them achieve higher levels of satisfaction and business success. We feel the time is right for this transaction and we are confident that you will also be enthusiastic about the future of the merged organizations.
     Let me assure you as CEO of Intervoice that both companies entered into this agreement to drive growth — not consolidation. By adding Intervoice’s world-class talent, technology, and services portfolio, Convergys will have a truly comprehensive relationship management offering. The combined company will be a single source provider for enterprise and network service provider customers to cost effectively deliver high-quality customer experiences and convert customer and subscriber interactions into strategic advantage.
     As a leader in relationship management, Convergys shares our passion for innovation and excellence in customer care, and we look forward to continuing that tradition well into the future. In fact, I am especially pleased that we are joining a company that has been named a Fortune “Most Admired” company for eight consecutive years, an honor bestowed only on those companies who have strong records of innovation, leadership, and financial strength. Adding to this great company, Intervoice has a team of highly skilled and dedicated employees and managers and a long list of valuable customers — some of the biggest and most recognized brands in the world. They will augment and greatly complement the already impressive list of Convergys’ clients.
     The entire Intervoice executive team supports this transaction and we know there’s a strong cultural fit with Convergys. We plan to work very hard to make the integration of the two companies seamless and efficient.
     Let me end these brief remarks by emphasizing that this proposed transaction should create significant value for our shareholders, a new array of solutions that support the relationships management needs of our valued customers, and expanded opportunities for our employees.
     Thank you

To: INTV Worldwide
From: Bob Ritchey & Jim Milton (from Bob’s inbox)
Subject: Important News: Intervoice Announces Definitive Agreement to be Acquired by Convergys
Dear Intervoice Employees,
Intervoice announced today that it has entered into a definitive agreement to be acquired by Convergys. Let us assure you that both companies strongly believe this agreement is about growth—not consolidation. The proposed transaction enables Intervoice to enhance our contact center offering and also expand our footprint with service providers around the world. A copy of today’s press release is attached or can be viewed on Intervoice.com.
While our company has performed well independently for 25 years, this proposed transaction should create substantial value for our investors, expanded opportunities for our employees and enhanced ways to drive our customers’ and partners’ success. We believe the time is right for this move and are confident that you, our valued employees, will be equally enthusiastic about the future.
Intervoice employees are the best and brightest in the business and our technology and services portfolio is market-leading. Like us, Convergys is 25 years old and shares our passion for technology innovation and excellence in customer service. For background:
Convergys (NYSE: CVG) is a global leader in relationship management. It delivers a broad range of customer and HR solutions, backed by technology, business analytics and consulting services that help create valuable relationships between clients, their customers and their employees. It assists leading industry service providers in maximizing the value inherent in each customer relationship. Headquartered in Cincinnati, Ohio, USA, Convergys has 2007 revenues of $2.8 billion and employs nearly 75,000 employees who serve clients in over 70 countries, speaking more than 35 languages from 79 sites across the globe. In fact, the company was named a Fortune® “Most Admired” company for seven consecutive years, an honor bestowed only on those companies who have strong records of innovation, leadership, and financial strength. More than half of the top 50 Fortune® 500 companies are Convergys clients.
We are holding a global Town Hall meeting at 10am Dallas time today where more information will be discussed. We know you will have many more questions than we can answer today. We will be communicating as often as possible throughout this process. We encourage you to speak to your manager or HR representative. Also, we are soliciting employee questions and will do our best to answer them where specific information is available.

We expect the transaction to close in the third calendar quarter of 2008. It is subject to customary closing conditions and regulatory approvals, as well as the valid tender of two-thirds of the fully diluted shares of Intervoice common stock. Until then, Intervoice and Convergys will operate as separate companies and it is critical to stay focused on executing our plan and providing our customers superior service.
Lastly, we would like to thank all Intervoice employees for your hard work and dedication over the years. We strongly believe this is an opportunity for growth and look forward to speaking with you later today.
Sincerely,
Bob & Jim co-sign.
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer for the outstanding shares of Intervoice common stock has not commenced.  At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer.  Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning its business and operations that are based on management’s current beliefs. All statements other than statements of historical fact in this communication are forward-looking statements. Readers are cautioned to read the risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission, including without limitation, the risks and uncertainties set forth under Item 1A “Risk Factors” in the Company’s Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q. There are also risks associated with the transaction with Convergys announced on July 16, 2008. These factors include, but are not limited to, the timing and completion of an all cash tender offer for the outstanding shares of the Company; the ability to complete the tender offer and subsequent merger on the terms contemplated; the anticipated impact of the acquisition on the Company’s operations and financial results and risks that the proposed transaction disrupts current plans and operations of the Company. Further information concerning those risks will be included in the Company’s filings with the Securities and Exchange Commission in response to the tender offer. Intervoice cautions current and potential investors that such risks and uncertainties could result in material differences from the forward-looking statements in this communication, and investors should not place reliance on forward-looking statements as a prediction of future results. We undertake no obligation to update or revise any forward-looking statement.

NEWS RELEASE
Convergys to Acquire Intervoice,
Enhancing Leadership in Relationship Management
Acquisition Provides a Complementary Growth Platform and Expands
Convergys’ Integrated Automated and Live Agent Offering
(Cincinnati and Dallas; July 16, 2008) - - - Convergys Corporation (NYSE: CVG) and Intervoice, Inc. (NASDAQ: INTV) announced today that the Boards of Directors of both companies have approved a definitive merger agreement under which Convergys will acquire Intervoice for $335 million in cash or $8.25 per share. The consideration represents a premium of 24 percent to Intervoice’s closing stock price on July 15, 2008, the last trading day prior to the announcement of the agreement. Convergys expects the acquisition to be accretive beginning in 2009 on a non-GAAP basis, excluding amortization and one time costs.
With its strong global brand, innovative technology, and large and loyal customer base, Intervoice is a leader in the software-based interactive voice response, contact center, and mobile messaging technology and applications markets. Intervoice is also recognized in the leader’s quadrant among its peers as acknowledged in Gartner, Inc.’s ‘Magic Quadrant for Interactive Voice Response Systems and Enterprise Voice Portals, 2008’ report published February 19, 2008. The report states that “Intervoice has a strong track record and experience in delivering IVR and speech applications through packaged applications, complemented by service engagements.”
Acquisition Strategic and Financial Benefits
Comprehensive product and services offering — By integrating Intervoice’s complementary speech automation, Web self-care, and mobile applications, Convergys will be able to offer a comprehensive array of automated and live agent services. Intervoice’s products and services portfolio provides Convergys with an expanded offering, reduced time to market, and enhanced differentiation in the large and growing automated services market.
Expanded client base and growth opportunities in global market — Intervoice serves thousands of enterprises and network service providers in 80 countries across multiple industries, including financial services, healthcare, retail and manufacturing, telecommunications, utilities, and transportation and travel. Intervoice’s extensive global channel and technology partnerships and sales presence provide Convergys with a number of cross-selling opportunities to further penetrate current markets and access new markets and geographies. These cross-selling opportunities as well as the new bundled product offerings are expected to accelerate Convergys revenue growth in 2009 and beyond.
“Separately, these companies have been strong strategic partners delivering products that have created opportunities for customers like us,” said Robert Strickland, Senior Vice President and Chief Information Officer at T-Mobile USA. “If they come together, we look forward to seeing them continue to build on their ability to bring solutions to the market that place customer relationships at the center.”
Predictable revenue with attractive contribution margins — Intervoice revenues for its fiscal year ended February 28, 2008, were $202.4 million. More than fifty percent of these revenues are maintenance and hosted services revenues that are predictable and recurring. These maintenance and hosted services, along with the rest of Intervoice’s portfolio of products and services, generate attractive contribution margins.
“This acquisition is part of our plan to be the market leader in Relationship Management solutions,” said Dave Dougherty, Convergys President and CEO. “Clients are demanding high-quality, integrated, relationship management solutions, combining both automated and live agent services, to drive more value from their relationships with their customers and employees. We believe acquiring Intervoice allows us to compete more effectively as a single-source provider and enables us to grow our revenues and our earnings. We’re very excited about this transaction and the value we expect it to create for our clients and shareholders, as well as the opportunities we expect it to create for Convergys and Intervoice employees.”
“While Intervoice has performed well independently for 25 years, this transaction should create significant value for our shareholders, new opportunities for our employees, and enhanced ways to drive our customers’ success,” said Robert Ritchey, CEO of Intervoice. “Convergys is an industry leader that shares our passion for innovative technology and excellence in customer service. We expect our complementary product and services suites to optimize relationship management across all industry segments. We look forward to joining the Convergys team.”
Transaction Summary
Under the agreement, Convergys will commence a tender offer for all outstanding shares of Intervoice common stock for $8.25 per share no later than August 1, 2008. Following completion of the tender offer, the parties will effect a second-step merger in which remaining Intervoice shareholders will receive the same price per share.

The transaction is subject to customary closing conditions and regulatory approvals as well as the valid tender of two-thirds the outstanding shares of Intervoice common stock. Convergys expects the transaction to close in the third quarter of 2008.
Convergys intends to initially fund the transaction through existing and new credit facilities and cash on hand. The tender offer is not subject to a financing contingency.
Following the close of the transaction, Intervoice results will be included in the results of Convergys’ Customer Management Segment.
Conference Call and Webcast
Convergys and Intervoice will host a conference call on July 16, 2008, at 9:00 AM, Eastern Daylight Time to discuss today’s announcement. A live webcast of the conference call and accompanying slides can be accessed at www.convergys.com and www.intervoice.com
About Intervoice
Intervoice (NASDAQ: INTV) is a world leader in delivering natural, intuitive ways for people to interact, transact, and communicate. Intervoice software and professional services enable innovative voice portal, IP contact center, hosted and mobile messaging, and self-service applications. More than 5,000 customers in 80 countries have relied on Intervoice, including many of the world’s leading financial and healthcare institutions, telecommunications companies, utilities, and governments. For more information, visit www.intervoice.com
(Intervoice and the Intervoice logo are registered trademarks of Intervoice, Inc.)
About Convergys
Convergys Corporation (NYSE: CVG) is a global leader in relationship management. We provide solutions that drive more value from the relationships our clients have with their customers and employees. Convergys turns these everyday interactions into a source of profit and strategic advantage for our clients.
For 25 years, our unique combination of domain expertise, operational excellence, and innovative technologies has delivered process improvement and actionable business insight to clients that now span more than 70 countries and 35 languages.
Convergys is a member of the S&P 500 and has been voted a Fortune Most Admired Company for eight consecutive years. We have approximately 75,000 employees in 87 customer contact centers and other facilities in the United States, Canada, Latin America, Europe, the Middle East, and Asia, and our global headquarters in Cincinnati, Ohio. For more information, visit www.convergys.com
(Convergys and the Convergys logo are registered trademarks of Convergys Corporation.)
To receive Convergys news releases by email, click on http://www.convergys.com/news_email.html
Additional Information
This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of Intervoice. At the time Convergys commences the tender offer, it will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and Intervoice will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.
THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.
The Offer to Purchase, the related Letter of Transmittal, and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Intervoice, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal, and all other offer documents filed by Convergys with the SEC) and the Intervoice Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov
Forward Looking Information
This news release contains certain forward-looking statements with respect to the financial condition, results of operations, and business of Convergys and Intervoice and certain of the plans and objectives of Convergys and Intervoice with respect to these items, including without limitation, completion of the tender offer and merger and comments regarding the post-transaction business of Convergys. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this news release will be completed. The remarks concerning the post-transaction business of Convergys are subject to risks associated with the ability of Convergys to successfully integrate Intervoice’s business with its own, as well as factors commonly affecting these businesses. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors, including, the risk factors detailed in Convergys and Intervoice filings with the Securities and Exchange Commission, including the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements are only as of the date they are made, and we do not undertake to update these statements to reflect subsequent changes except as required by federal securities law.
Contacts
Convergys
Investor Contact, David Stein
+1 513 723 7768 or investor@convergys.com
Media Contact, John Pratt
+1 513 723 3333 or john.pratt@convergys.com
Intervoice
Investor Contact, Rob Sutton
+1 972 454-8891 or rob.sutton@intervoice.com
Media Contact, Michelle Basch
+1 650 386 3386 or michelle.basch@intervoice.com
##

Dialog Email to Customers/Partners on Announcement Day: CUSTOMER VERSION
Subject Line:
News Alert: Intervoice Announces Definitive Agreement to be Acquired by Convergys
To our valued customers:
Intervoice announced today that it has entered into a definitive agreement to be acquired by Convergys. While Intervoice has performed well independently for 25 years, this proposed transaction should create significant value for our shareholders and expanded opportunities for our employees. Most importantly, it should enhance ways to enable our valued customers’ success. We feel the time is right for this move and are confident that you will be equally enthusiastic about the future. A copy of today’s press release can be found here.
Let us assure you both companies entered into this agreement for growth—not consolidation. By adding Intervoice’s world-class talent, technology and services portfolio and partner ecosystem, Convergys will have an unmatched offering. This includes hosted, premises-based, and agent assisted customer support services, including live agents, speech automation platforms, Web self-care environments and mobile billing and messaging applications. In short, the combined company will be a single source provider for our enterprise and network service provider customers to cost effectively deliver high-quality customer experiences and convert customer interactions into strategic advantage.
We expect the transaction to close in the third calendar quarter of 2008. It is subject to customary closing conditions and regulatory approvals, as well as the valid tender of two-thirds of the fully diluted shares of Intervoice common stock. Until then we will continue to operate as separate companies. However, we expect this process to be seamless for you. If anything, our proposed combined capabilities and expertise should enable us to get even better at what we do.
Convergys shares our passion for technology innovation and excellence in customer service, and we look forward to continuing that tradition well into the future. In fact, the company was named a Fortune® “Most Admired” company for seven consecutive years, an honor bestowed only on those companies who have strong records of innovation, leadership, and financial strength.
We will communicate again soon with additional information. If you have any questions or would like to discuss this matter please contact your Intervoice sales executive. As always, thank you for your business and your continued support.
Regards,

(SIG BLOCKS)
Bob Ritchey	Jim Milton
CEO, Intervoice	President & COO, Intervoice

Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning its business and operations that are based on management’s current beliefs. All statements other than statements of historical fact in this communication are forward-looking statements. Readers are cautioned to read the risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission, including without limitation, the risks and uncertainties set forth under Item 1A “Risk Factors” in the Company’s Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q. There are also risks associated with the transaction with Convergys announced on July 16, 2008. These factors include, but are not limited to, the timing and completion of an all cash tender offer for the outstanding shares of the Company; the ability to complete the tender offer and subsequent merger on the terms contemplated; the anticipated impact of the acquisition on the Company’s operations and financial results and risks that the proposed transaction disrupts current plans and operations of the Company. Further information concerning those risks will be included in the Company’s filings with the Securities and Exchange Commission in response to the tender offer. Intervoice cautions current and potential investors that such risks and uncertainties could result in material differences from the forward-looking statements in this communication, and investors should not place reliance on forward-looking statements as a prediction of future results. We undertake no obligation to update or revise any forward-looking statement.

INTV Announcement Day email: Enterprise iPartner (only changes below are highlighted in yellow)
NOTE: NO ERICSSON OR HUAWEI IN LIST. Dialog sales will manage that directly.
Subject Line:

News Alert: Intervoice Announces Definitive Agreement to be Acquired by Convergys
To our valued Intervoice iPartners:
Intervoice announced today that it has entered into a definitive agreement to be acquired by Convergys. While Intervoice has performed well independently for 25 years, this proposed transaction should create significant value for our shareholders and expanded opportunities for our employees. Most importantly, it should enhance ways to enable our valued customers’ and partners’ success. We feel the time is right for this move and are confident that you will be equally enthusiastic about the future. A copy of today’s press release can be found here.
Let us assure you both companies entered into this agreement for growth—not consolidation. By adding Intervoice’s world-class talent, technology and services portfolio and partner ecosystem, Convergys will have an unmatched offering. This includes hosted, premises-based, and agent assisted customer support services, including live agents, speech automation platforms, Web self-care environments and mobile billing and messaging applications. In short, the combined company will be a single source provider for our enterprise and network service provider customers to cost effectively deliver high-quality customer experiences and convert customer interactions into strategic advantage.
We expect the transaction to close in the third calendar quarter of 2008. It is subject to customary closing conditions and regulatory approvals, as well as the valid tender of two-thirds of the fully diluted shares of Intervoice common stock. Until then we will continue to operate as separate companies. However, we expect this process to be seamless for you. If anything, our proposed combined capabilities and expertise should enable us to get even better at what we do.
Convergys shares our passion for technology innovation and excellence in customer service, and we look forward to continuing that tradition well into the future. In fact, the company was named a Fortune® “Most Admired” company for seven consecutive years, an honor bestowed only on those companies who have strong records of innovation, leadership, and financial strength.
We will communicate again soon with additional information. If you have any questions or would like to discuss this matter please contact your Intervoice channel sales executive. As always, thank you for your business and your continued support.
Regards,

(SIG BLOCKS)
Bob Ritchey	Jim Milton
CEO, Intervoice	President & COO, Intervoice
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning its business and operations that are based on management’s current beliefs. All statements other than statements of historical fact in this communication are forward-looking statements. Readers are cautioned to read the risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission, including without limitation, the risks and uncertainties set forth under Item 1A “Risk Factors” in the Company’s Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q. There are also risks associated with the transaction with Convergys announced on July 16, 2008. These factors include, but are not limited to, the timing and completion of an all cash tender offer for the outstanding shares of the Company; the ability to complete the tender offer and subsequent merger on the terms contemplated; the anticipated impact of the acquisition on the Company’s operations and financial results and risks that the proposed transaction disrupts current plans and operations of the Company. Further information concerning those risks will be included in the Company’s filings with the Securities and Exchange Commission in response to the tender offer. Intervoice cautions current and potential investors that such risks and uncertainties could result in material differences from the forward-looking statements in this communication, and investors should not place reliance on forward-looking statements as a prediction of future results. We undertake no obligation to update or revise any forward-looking statement.

Who is Convergys?
Convergys (NYSE: CVG) is a global leader in relationship management, providing solutions that drive more value from the relationships its clients have with customers and employees. Convergys turns these everyday interactions into a source of profit and strategic advantage for its clients.
For 25 years, Convergys’ unique combination of domain expertise, operational excellence, and innovative technologies has delivered process improvement and actionable business insight to clients that now span more than 70 countries and 35 languages.
Convergys is a member of the S&P 500 and has been voted a Fortune Most Admired Company for seven consecutive years. With global headquarters in Cincinnati, Ohio, Convergys has approximately 75,000 employees in 84 customer contact centers and other facilities in the United States, Canada, Latin America, Europe, the Middle East, and Asia. For more information, visit www.convergys.com
Why did Intervoice agree to be acquired by Convergys?
While Intervoice has performed well independently for 25 years, the proposed transaction should create significant value for its shareholders, new opportunities for its employees and enhanced ways to drive customers’ success.
Intervoice and Convergys have many complementary products and services. This transaction would offer the ability for single-source contact center solutions, whether on-premise, hybrid or hosted and from the IVR to the actual agent providing customer care. It also offers critical mass and scale for Intervoice to expand its footprint with the world’s leading service providers, many also served by Convergys.
How will this transaction affect employees?
This transaction is about growth, not consolidation. Both Convergys and Intervoice employees have done an extraordinary job in building their respective companies to where they are today. Over the long term, employees of both companies will benefit from new and broader career development and advancement opportunities. However, more than likely there will be some positions eliminated as a result of the integration of the companies, but it is too early in the process to speculate about any details. Until the transaction closes, the companies remain separate. It is important that all employees remain focused on providing clients with superior service and executing business priorities.
What are the plans to integrate the two companies? How will staffing at various levels throughout the combined company be determined?
While it is premature to discuss specifics now, an integration planning team has been established and will begin working to address how to best utilize each of the companies’ strengths. This team is headed by Ken Goldberg for Intervoice (and his counterpart at Convergys) and will be comprised of people from various departments and geographies company-wide. Following the close of the transaction, Intervoice would be integrated into, and become the core of, the

Relationship Technology Management line of business. All employees will be informed as further decisions are made. Given the complementary nature of the companies and the talented teams at both Convergys and Intervoice, we expect the benefits of this transaction will be quickly and efficiently realized.
Will there be any changes in Intervoice employee benefits and compensation?
From the effective time of the transaction until December 31, 2008, Convergys has agreed to provide Intervoice employees with employee benefits and compensation plans, programs and arrangements (excluding annual equity grants) that are substantially comparable, in the aggregate, to those provided by Intervoice or its subsidiaries. After December 31, 2008, Convergys will decide what employee benefits and compensation plans, programs and arrangements will be made available to Intervoice employees.
Will there be any layoffs as a result of the transaction?
This transaction is about growing the combined company. However, more than likely there will be some positions eliminated as a result of the integration of the companies, but it is too early in the process to speculate about any details. Convergys expects the experiences and insights of Intervoice’s employees will play a central role in the continued development and success of the combined company.
Convergys is headquartered in Cincinnati and Intervoice is headquartered in Dallas. What happens to those and other facilities?
Following the close of the transaction, Intervoice will maintain its offices in Dallas and will become a part of Convergys’ Relationship Technology Management line of business. There are no near-term plans that will affect Intervoice operations or real estate. We will look to create synergy in office locations across the globe and make the appropriate mid- or long-term decisions after careful consideration.
What about the Convergys and Intervoice names?
The Intervoice brand has accrued 25 years of equity among the markets and customers it serves. Convergys appreciates this, and any long-term decisions about the Intervoice brand would be premature at this time and made only after careful consideration and expert consultation.
What if I am asked to comment on the transaction by a member of the press or analyst community?
Intervoice employees should not under any circumstances make comments to business/trade press or industry/financial analysts. Please direct any business/trade press and industry analysts’ inquiries to Michelle Basch, Director of PR and Analyst Relations at +1 650-386-3666 or michelle.basch@intervoice.com. All financial or investor inquiries should be directed to Rob Sutton, Director of Finance and Treasury, at +1 972-454-8891 or rob.sutton@intervoice.com.
How will this transaction benefit our relationships with clients?

Intervoice and Convergys have many complementary products and services. This transaction would offer the ability for single-source contact center solutions, whether on-premise, hybrid or hosted and from the IVR to the actual agent providing customer care. It also offers critical mass and scale for Intervoice to expand its footprint with the world’s leading service providers, many also served by Convergys.
What happens to my stock options, PBRSUs and RSUs as a result of the acquisition?
Outstanding stock options, PBRSUs and RSUs (vested and unvested) held by you at the effective time of the transaction will be canceled automatically at the time of the acquisition. You will be asked to agree to the cancellation if required under Intervoice’s stock plans or applicable law. Upon cancellation of outstanding stock options and within 5 days after the acquisition date, you will receive a cash payment equal to the difference between the acquisition consideration per share ($8.25) and the exercise price for each share of Intervoice stock (regardless of vesting) covered by your options (less applicable withholdings). The cash payment for each of your RSUs will be equal to the acquisition price per share (regardless of vesting and less applicable withholdings). Most cash payments related to PBRSUs and RSUs will be made within 5 days following the effective time, but due to a tax law related to nonqualified deferred compensation (which imposes an additional 20% tax if violated), cash payments made for cancellation of certain PBRSUs and RSUs granted during or before July, 2006, will be made on January 2, 2009 (and possibly earlier if you otherwise would be entitled to receive payout of those RSUs during 2008).
How long before the transaction closes? What approvals are required?
The transaction is expected to close in the third calendar quarter of 2008. The transaction is subject to customary closing conditions and regulatory approvals, as well as the valid tender of at least two-thirds of the fully diluted shares of Intervoice common stock.
What can employees expect in the interim?
Until the transaction closes, the two companies remain separate companies, and it will be largely business as usual. Employees should continue to focus their efforts on serving clients’ needs. Updates will be made as the approval process progresses.
Where can employees obtain additional information?
Employees will be informed on a timely basis throughout this process with email communiqués and town halls. We are establishing a vehicle for confidential employee feedback, questions or concerns. A repository of information will be collected regularly and used to update all employees when the information is available and known. If you have any additional questions, please click contact your manager or HR representative.
Convergys’ revenues are largely rooted in the outsourcing business. Will the new company be focused on R&D and technology innovation?
Convergys shares our passion for technology innovation and excellence in customer service, and we look forward to continuing that tradition well into the future. In fact, the company was named a Fortune® “Most Admired” company for seven consecutive years, an honor bestowed only on those companies who have strong records of innovation, leadership, and financial strength.
What happens to each company’s sales force?
While it is premature to discuss specifics now, Convergys expects the experiences and insights of Intervoice’s sales employees will play a central role in the continued development and success of the combined company.
Will Sales Compensation Targets or Plans be affected?
There are no expected changes for the remainder of this calendar year to Intervoice sales compensation as a result of the transaction; however, due to changes in accounts, territory assignments, etc. applicable changes will be made. Convergys is committed to providing a competitive compensation and benefits package for all employees that will attract and retain the talent needed to drive the combined Company forward successfully.
What are the restrictions for buying or selling shares of Intervoice or Convergys stock?
Provided you are not in possession of material non-public information concerning Intervoice or Convergys you are free to buy and sell the stock of either company based on your own independent investment decisions. The transaction was announced today and is therefore public information. Officers of the Company are subject to additional trading restrictions. Our Board of Directors approved the merger agreement for Convergys to acquire Intervoice.
At the time the expected tender offer is commenced, Convergys will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice will file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information.
Will employees receive service credit under Convergys’s Compensation Plans?
Subject to the terms of the merger agreement, Convergys has agreed with Intervoice to provide our employees with service credit for purposes of eligibility to participate, vesting and benefit accruals under comparable employee benefit or compensation plans, other than pension plans, maintained by Convergys or its subsidiaries in which our employees will be eligible to participate.
REQUIRED LEGAL DISCLOSURES
Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.
Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning its business and operations that are based on management’s current beliefs. All statements other than statements of historical fact in this communication are forward-looking statements. Readers are cautioned to read the risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission, including without limitation, the risks and uncertainties set forth under Item 1A “Risk Factors” in the Company’s Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q. There are also risks associated with the transaction with Convergys announced on July 16, 2008. These factors include, but are not limited to, the timing and completion of an all cash tender offer for the outstanding shares of the Company; the ability to complete the tender offer and subsequent merger on the terms contemplated; the anticipated impact of the acquisition on the Company’s operations and financial results and risks that the proposed transaction disrupts current plans and operations of the Company. Further information concerning those risks will be included in the Company’s filings with the Securities and Exchange Commission in response to the tender offer. Intervoice cautions current and potential investors that such risks and uncertainties could result in material differences from the forward-looking statements in this communication, and investors should not place reliance on forward-looking statements as a prediction of future results. We undertake no obligation to update or revise any forward-looking statement.

intervoice

we

Convergys + Intervoice → 1 + 1 > 2

Bob Ritchey, CEO, Intervoice
July 16, 2008

CONVERGYS
Outthinking Outdoing

create
opportunities

Convergys + Intervoice ? 1 + 1 > 2 Bob Ritchey, CEO, Intervoice July 16, 2008

REQUIRED LEGAL DISCLOSURES This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/ recommendation statement, will be available at no charge on the Securities and Exchange Commission's website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice's website, www.intervoice.com.

Cautionary Statement Regarding Forward-Looking Statements This communication may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning its business and operations that are based on management's current beliefs. All statements other than statements of historical fact in this communication are forward-looking statements. Readers are cautioned to read the risks and uncertainties described in the Company's filings with the Securities and Exchange Commission, including without limitation, the risks and uncertainties set forth under Item 1A "Risk Factors" in the Company's Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q. There are also risks associated with the transaction with Convergys announced on July 16, 2008. These factors include, but are not limited to, the timing and completion of an all cash tender offer for the outstanding shares of the Company; the ability to complete the tender offer and subsequent merger on the terms contemplated; the anticipated impact of the acquisition on the Company's operations and financial results and risks that the proposed transaction disrupts current plans and operations of the Company. Further information concerning those risks will be included in the Company's filings with the Securities and Exchange Commission in response to the tender offer. Intervoice cautions current and potential investors that such risks and uncertainties could result in material differences from the forward-looking statements in this communication, and investors should not place reliance on forward-looking statements as a prediction of future results. We undertake no obligation to update or revise any forward- looking statement.

Agenda Convergys-Intervoice merger agreement Bob Ritchey Introduction to Convergys Dave Dougherty Relationship Management - strengthened Mike Betzer Value to customers Jim Milton Q & A All Closing Bob Ritchey

Deal summary Intervoice has agreed to be acquired by Convergys for $8.25 in cash per share The Agreement was approved by both companies Boards of Directors We expect the deal to close in the 3rd calendar quarter of Calendar 2008 The transaction is subject to customary closing conditions and regulatory approvals, as well as the valid tender of at least two-thirds of the fully diluted shares of Intervoice Common Stock Once closed, employees of Intervoice will become Convergys employees A press release was sent out early this morning announcing the deal We are in process of informing our key customers, partners and analysts about the deal and the benefits intervoice

we

Introduction to Convergys

Dave Dougherty
President and CEO, Convergys

CONVERGYS
Outthinking Outdoing

create
opportunities

Introduction to Convergys Dave Dougherty President and CEO, Convergys

Welcome

Convergys Executive Committee David Dougherty President and Chief Executive Officer Earl Shanks Chief Financial Officer Clark Handy Sr. Vice President, Human Resources Karen Bowman Sr. Vice President, General Counsel and Corporate Secretary Clark Dave Earl Karen

Convergys At-A-Glance 75,000 employees 87 customer and employee contact, service and data centers worldwide Clients in 70+ countries speaking nearly 35 languages $2.8 billion in revenues (2007) Listed on NYSE, S&P 500, Fortune 1000 A Fortune Most Admired Company for eight consecutive years Serve more than half of the Fortune 50 as clients Host more than 1 billion customer interactions annually Support more than 3 million employees and retirees worldwide Billing for 350+ million communications subscribers worldwide Named to Top 10 for Innovative Use of Technology by InformationWeek (2007) Worldwide Capabilities Leading Public Company Key Facts About Convergys 9 out of top 10 telecommunications companies 7 of the top 10 financial services providers 7 of the top 10 healthcare organizations 6 of the top 10 technology companies Clients Served intervoice

Convergys' Global Footprint

Canada
• 12 Contact Centers
• 10,000 agents
Regional Headquarters
Europe, Middle East & Africa
Cambridge, UK
World Headquarters
Cincinnati, Ohio, USA
Middle East
• Development Center
China
• Contact Center
Philippines
• 10 Contact Centers
• 14,000 agents
USA
• 48 Contact Centers
• 28,500 agents
• 3 Data Centers
• 3 Development Centers
Europe
• 3 Contact Centers
• 330 agents
• Development Center
India
• 8 Contact Centers
• 11,000 agents
• Development Center
Malaysia
• Contact Center
Regional Headquarters
Asia Pacific
Singapore
• Contact Center
Regional Headquarters
Latin America
São Paulo, Brazil
• Contact Center

As of May 31, 2008

CONVERGYS
Outthinking Outdoing
Company Confidential
July 16, 2008
10

Convergys' Global Footprint As of May 31, 2008 Canada • 12 Contact Centers 10,000 agents USA 48 Contact Centers 28,500 agents 3 Data Centers 3 Development Centers Europe • 3 Contact Centers 330 agents Development Center India 8 Contact Centers 11,000 agents Development Center Philippines • 10 Contact Centers 14,000 agents Malaysia • Contact Center Regional Headquarters World Headquarters Cincinnati, Ohio, USA Regional Headquarters Regional Headquarters Latin America Sao Paulo, Brazil Contact Center Europe, Middle East & Africa Cambridge, UK Middle East • Development Center China • Contact Center Asia Pacific Singapore • Contact Center

intervoice

Importance of Relationship Management

relationship management

Involves creating the greatest value from…

Customer Relationships + Employee Relationships

CONVERGYS Outthinking Outdoing
Company Confidential
July 16, 2008
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Importance of Relationship Management Customer Relationships + Employee Relationships Involves creating the greatest value from... re-la'-tion-ship man'-age-ment n.,The enterprise-wide practice of optimizing how an organization interacts with its customers and employees to drive more value from all interactions.

About RTM – Convergys Structure

intervoice

Business Units

North America Jim Boyce	International Jean-Herve Jenn

Lines of Business

CONVERGYS Outthinking Outdoing
Company Confidential
July 16, 2008
12

International Jean-Herve Jenn North America Jim Boyce Business Units Customer Management, Andrea Ayers - 66,500 employees Host more than 1 billion customer interactions annually Information Management, Bob Lento - 2,500 employees Billing for 350+ million communications subscribers worldwide Human Resource Management, John Gibson - 3,100 employees Support more than 3 million employees and retirees worldwide About RTM - Convergys Structure Relationship Technology Management, Mike Betzer - 230 employees Named to the Top 10 for Innovative Use of Technology by InformationWeek (2007) Lines of Business

Mike Betzer Senior Vice President, Relationship Technology Management Responsibility Efficiently and effectively lead the development of new products and solutions Implement existing technologies into solutions for new industries and areas Previous Experience Vice President of Strategy, Oracle Corporation Vice President of On Demand, Siebel Systems Chief Executive Officer, Ineto Education Bachelor's Business Management, University of Northern Iowa MBA, St. Edwards University Personal Wife Sue and two children Resides in Austin, Texas intervoice

About RTM – Convergys Structure

	Business Units	
	North America **Jim Boyce**	**International** **Jean-Herve Jenn**

Lines of Business

CONVERGYS Outthinking Outdoing
Company Confidential
July 16, 2008
14

International Jean-Herve Jenn North America Jim Boyce Business Units Customer Management, Andrea Ayers - 66,500 employees Host more than 1 billion customer interactions annually Information Management, Bob Lento - 2,500 employees Billing for 350+ million communications subscribers worldwide Human Resource Management, John Gibson - 3,100 employees Support more than 3 million employees and retirees worldwide About RTM - Convergys Structure Relationship Technology Management, Mike Betzer - 230 employees Named to the Top 10 for Innovative Use of Technology by InformationWeek (2007) Lines of Business

intervoice

Common Focus on Major Channels

Email
http://

2007
Web Self-Service 4%
E-Mail 4%
Web Chat 2%
IVR Only 13%
Phone (with or without IVR) 77%

*Source: Yankee Group

CONVERGYS Outthinking Outdoing
Company Confidential
July 16, 2008
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Common Focus on Major Channels 2007 2010 *Source: Yankee Group IVR Only 15% Phone (with or without IVR) 60% Web Self- Service 10% E-Mail 8% Web Chat 7% Phone (with or without IVR) 77% IVR Only 13% Web Self- Service 4% E-Mail 4% Web Chat 2%

intervoice

Our Combined Solutions

http://

- Live Agent
- Messaging
- IPCC
- Voice/Speech Self-Service
- Knowledge Management
- Hosted Solutions
- Channel Integration
- Intelligent Automation / Analytics
- Information Management (Billing)

CONVERGYS Outthinking Outdoing
Company Confidential
July 16, 2008
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Our Combined Solutions Intelligent Automation / Analytics Channel Integration Live Agent Knowledge Management Voice/Speech Self-Service IPCC Information Management (Billing) Messaging Hosted Solutions

Together We Are Stronger

Expands portfolio of services

Live Agent	Messaging	IPCC
	Voice/Speech Self-Service	Knowledge Management
	Hosted Solutions	
Channel Integration		
Intelligent Automation / Analytics		
Information Management (Billing)		

Tier 1
Tier 2
Tier 3
CVG
INTV

© 2007 Convergys Corporation. All rights reserved.

Together We Are Stronger Expands portfolio of services Strengthens reach to Tier 1 companies and enables downmarket penetration. Tier 1 Tier 3 Tier 2 CVG INTV

Stronger Geographic Presence

Convergys
Intervoice

Company Confidential
July 16, 2008
18

Stronger Geographic Presence Convergys Intervoice

intervoice

Intervoice Clients

COMMUNICATIONS
T-Mobile, orange, O_2, ECHOSTAR, TURKCELL, ROGERS, alltel, Sprint, verizon, vodafone, Deutsche Telekom

PUBLIC SECTOR
Australian Government Department of Employment and Workplace Relations, Fair Trading (for consumers & traders), Centrelink, Michigan Department of Treasury, IRS

HEALTHCARE
BlueCross BlueShield Association, GE Medical Systems, CIGNA, WELLPOINT, HCA Hospital Corporation of America

FINANCIAL SERVICES
AMERITRADE, The Bank of New York, Litton Loan Servicing, Navy Federal Credit Union, CIBC, Bloomberg, PNC BANK, HSBC, MasterCard, JPMorganChase, Washington Mutual, SunTrust

RETAIL
Sears, NORDSTROM, WAL*MART (Always Low Prices. Always.), TARGET, SAKS FIFTH AVENUE, Neiman Marcus, LOWE'S (Improving Home Improvement)

TRANSPORTATION & TRAVEL
American Airlines, Delta Technology, CSX Corporation, travelocity, Continental Airlines

OTHER
Microsoft, FedEx, SONY, BMW

UTILITIES
FirstEnergy, Xcel Energy, Idaho Power (An IDACORP Company), ATMOS energy, Progress Energy, SCANA (Power for Living), AVISTA Energy

CONVERGYS Outthinking Outdoing
Company Confidential
July 16, 2008
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Intervoice Clients TRANSPORTATION & TRAVEL OTHER RETAIL HEALTHCARE COMMUNICATIONS UTILITIES FINANCIAL SERVICES PUBLIC SECTOR

intervoice

Convergys Clients

COMMUNICATIONS

at&t, TimeWarner, McKESSON, BT, DIRECTV, COX COMMUNICATIONS, verizon, OnStar, T-Mobile, ONO, Kabel Deutschland

FINANCIAL SERVICES

WACHOVIA, Bank of America, JPMorganChase, citi, Merrill Lynch, KeyBank, WELLS FARGO, Morgan Stanley, Capital One, AMERICAN EXPRESS

RETAIL/CONSUMER

Walgreens, Johnson & Johnson, WAL*MART ALWAYS LOW PRICES. Always, macy's, CHRYSLER, GE, GM, FedEx, THE HOME DEPOT, Nestlé, P&G, Albertsons, ANN TAYLOR

HEALTHCARE

Pfizer, WELLPOINT, CardinalHealth, UnitedHealthcare

TECHNOLOGY

IBM, Microsoft, DELL, NORTEL, CISCO, Juniper NETWORKS, Honeywell

CONVERGYS Outthinking Outdoing
Company Confidential
July 16, 2008
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FINANCIAL SERVICES Convergys Clients TECHNOLOGY HEALTHCARE RETAIL/CONSUMER COMMUNICATIONS

Looking to Leverage Intervoice Strengths Strong, diverse and global team Leading IP contact portal/enterprise solution Growing network business and portfolio of applications Strength in Latin America, Middle East, Africa and China Market leading speech design and implementation Growing alliances with Ericsson, Huawei, BEA/Oracle and IBM Together we're stronger to lead in Relationship Management technology

What Now Today, announcing intention to combine Expect to close during the 3rd calendar quarter of Calendar 2008 Integration planning already underway Led by Ron Dull, Convergys and Ken Goldberg, Intervoice Oversight by Mike Betzer and Jim Milton Keep focused on customer success and profitable growth intervoice

we

“1 + 1 > 2”

Jim Milton
President and COO

CONVERGYS
Outthinking Outdoing

create opportunities

"1 + 1 > 2" Jim Milton President and COO

Intervoice - a need for more scale Intervoice has the right strategy, with market-leading products and services, yet needs scale to ensure long-term success: Need for scale in terms of customers, marketing, etc. Need for greater presence in the contact center Need more access into Tier 1 operators globally Need more extensive set of offerings, such as shared hosting and more network applications

The two companies are very complementary Contact portal solutions to live agent outsourcing Premise-based, dedicated or shared speech solutions Global speech expertise to optimizing the contact center Single supplier for a broader set of products and services Messaging apps to billing to outsourced agents for IVR Premise-based, dedicated or shared network IVR solutions Access into tier 1 operators globally Greater regional support for marketing, sales and distribution Software and live agent outsourcing solutions Enterprises Service Providers Channel Partners

Q2 and beyond We will continue to stay focused on the customer Strong Q2 bookings will strengthen the company overall Executing on the product roadmap will continue to be critical As always, customer satisfaction is job #1 Post closing and based on the current plan: We will continue to drive the Intervoice business in order to meet our revenue and earnings goals Sales comp plans will remain generally the same to keep focused on driving bookings and revenue Bonus plans will likely continue as is to maintain focus More to come as we get closer to closing

Next steps Keep focused on customer success and improving margins Fight back competitive FUD - we will help you! Funnel additional questions to Ken Goldberg or Don Brown and we will answer them as quickly as possible and don't forget... This quarter is the most important quarter of our lives!

intervoice

Executive Q&A

What questions do you have?

CONVERGYS
Outthinking Outdoing

we create opportunities

Executive Q&A What questions do you have?